Date: 15th March 2002



"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"



BHP Billiton Plc announces that it was advised today that the Industrial Development Corporation of South Africa Limited ceased to have a notifiable interest (3%) in the ordinary shares of BHP Billiton Plc as at the close of its business on 13 March 2002.



Mary Taylor - Deputy Secretary
Tel: +44 20 7747 3854



BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia